SAND TECHNOLOGY INC. SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT WITH
N. HARRIS COMPUTER CORPORATION

Montreal, Quebec, November 13, 2013 – Sand Technology Inc. (“Sand”) (OTCBB: SNDTF.OB) is pleased to announce that its shareholders have approved the sale of all of the outstanding securities of Sand to N. Harris Computer Corporation (the “Purchaser”), pursuant to a previously-announced plan of arrangement (the “Plan of Arrangement”) whereby Sand will be acquired and taken private by the Purchaser and current shareholders of Sand will receive an all-cash consideration for their outstanding common shares of Sand.

Sand’s Board of Directors unanimously recommended that the holders of Sand common shares vote in favour of the Plan of Arrangement. The Board of Directors received an opinion from PricewaterhouseCoopers LLP that the consideration to be received by all the shareholders under the Arrangement is fair from a financial point of view.

The Arrangement is a business combination subject to Regulation 61-101 on the “Protection of Minority Securityholders in Special Transactions” that is exempt from the formal valuation requirement thereunder given that Sand’s common shares are listed on the OTCBB.

A special meeting of shareholders was held on November 13, 2013 (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement was approved by 99.93% of the votes cast by the common shareholders of Sand, and 99.91% of the votes cast, excluding interested parties, by all shareholders either present in person or represented by proxy at the Special Meeting.

Sand’s application to the Québec Superior Court of Justice to obtain the final court order approving the Arrangement is scheduled for November 14, 2013. Assuming court approval is obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or about November 15, 2013.

Caution Regarding Forward-Looking Statements
This press release contains certain forward-looking statements, including but not limited to statements related to the proposed acquisition by the Purchaser of all of the issued and outstanding shares of Sand. These forward-looking statements are based on current expectations. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions and may be affected by a number of factors which are beyond our control. Except as may be required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release. The completion of the above-mentioned transaction is subject to a number of closing conditions, including court approval, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release.

About Sand Technology Inc.
SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

FOR MORE INFORMATION CONTACT:

Mr. Wayne Musselman
Director, SAND Technology Inc.
Telephone Local: (514) 939-3477